UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 21, 2025 (November 17, 2025)

20/20 BIOLABS, INC.
(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15810 Gaither Road, Suite 235, Gaithersburg, MD 20877
(Full mailing address of principal executive offices)

(240) 453-6339
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●	Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted

●	Series C Preferred Stock and Common Stock into which the Series C Preferred Stock may be converted

Item 8. Certain Unregistered Sales of Equity Securities

Bridge Financing

On November 17, 2025, 20/20 Biolabs, Inc. (the “Company”) entered into a securities purchase agreement (the “Note Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”), pursuant to which the Company agreed to offer and sell to the Investor, in a private placement transaction (the “Note Offering”), a secured convertible promissory note in the principal amount of $295,000 (“Note 1”) and a warrant (the “Warrant 1”) to purchase a number of shares of the Company’s common stock equal to $500,000 divided by the lower of (i) $8.00 (the “Fixed Price”) and (ii) the Valuation based Bid Price or Compelling Evidence-based Bid Price, as submitted by the Company and accepted by The Nasdaq Stock Market (“Nasdaq”) in connection with the Company’s planned direct listing application with Nasdaq, and calculated in accordance with Nasdaq Listing Rule IM-5505-1 (the “Nasdaq Price”), for a total purchase price of $250,000, which, in addition to the original issue discount described below, includes $20,000 to pay the Investor’s fees. Note 1 and Warrant 1 were issued on November 17, 2025.

The Note Purchase Agreement also provides that, at any time after the issuance of Note 1 and upon the mutual agreement of the parties, the parties may complete a second closing of the Note Offering, pursuant to which the Company will offer and sell to the Investor a secured convertible promissory note in the principal amount of $275,000, in the same form as Note 1 (“Note 2,” and together with Note 1, the “Notes”), and a warrant, in the same form as Warrant 1 (“Warrant 2,” and together with Warrant 1, the “Note Warrants”), to purchase a number of shares of the Company’s common stock equal to $500,000 divided by the lower of (i) the Fixed Price and (ii) the Nasdaq Price for a total purchase price of $250,000.

The Notes carry an original issue discount of $25,000 and accrue interest at a rate of eight percent (8%) per annum with the principal amount and all accrued interest being due and payable six months (6) after issuance. The Company may prepay the Notes upon ten (10) trading days’ notice; provided that if such prepayment is made after thirty (30) days following the issuance date, then the Company must pay a prepayment penalty in an amount equal to 110% of the amount being prepaid.

The Notes are secured by all of the Company’s assets pursuant to a security agreement, dated November 17, 2025, between the Company and the Investor (the “Security Agreement”) and an intellectual property security agreement, each dated November 17, 2025, between the Company and the Investor (the “IP Security Agreement”) and contain customary covenants and events of default for a loan of this type. Upon an event of default, the interest rate shall increase to fifteen percent (15%) per annum or the maximum rate permitted under applicable law. In addition, the Notes contain certain triggering events that would increase the outstanding balance. Upon the occurrence of a Major Triggering Event (as defined in the Notes), the outstanding balance would increase by an amount equal to fifteen percent (15%) of the then outstanding balance, and upon the occurrence of a Minor Triggering Event (as defined in the Notes), the outstanding balance would increase by an amount equal to five percent (5%) of the then outstanding balance.

At any time commencing on the first day that the Company’s common stock commences trading on Nasdaq (the “Initial Listing Date”), the Investor may, at its election, convert all or any portion of the outstanding balance of the Notes into shares of common stock at a conversion price equal to eighty-five percent (85%) of the lower of the Fixed Price and the Nasdaq Price.

Notwithstanding the foregoing, the Notes provide that, on the date on which the Subsequent Registration Statement (as defined below) is declared effective by the U.S. Securities and Exchange Commission (the “SEC”), the Notes shall automatically be exchanged for a number of shares of Series E Preferred Stock (as defined below) equal to the outstanding balance of the Notes divided by the $1,000 (the “Note Preferred Shares”).

The Note Warrants may be exercised at any time on or after the Initial Listing Date and until the last calendar day of the month in which the twelve-month anniversary thereof occurs at an exercise price equal to the lower of the Fixed Price and the Nasdaq Price (subject to standard adjustments for stock splits, stock dividends, recapitalizations and similar transactions) and may be exercised on a cashless basis if the Initial Registration Statement (as defined below) is not declared effective by the SEC within six (6) months from the issuance date of the Note Warrants.

The Notes and the Note Warrants also contain a beneficial ownership limitation which provides that the Company will not effect any conversion or exercise, and the Investor will not have the right to convert or exercise, any portion of a Note or a Note Warrant to the extent that, after giving effect to the conversion or exercise, the Investor (together with the Investor’s affiliates) would beneficially own in excess of 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares upon such conversion or exercise.

The Note Purchase Agreement includes customary representations, warranties and covenants, including a covenant that the Company will not, without the Investor’s prior written consent: (i) issue, incur or guaranty any debt or additional Liabilities (as defined in the Note Purchase Agreement) other than (a) trade payables incurred in the ordinary course of business, (b) indebtedness or Liabilities incurred pursuant to equipment leases, purchase money financings, or capital leases entered into in the ordinary course of business, (c) indebtedness or Liabilities incurred in connection with bona fide commercial banking or credit card arrangements on customary terms, or (d) intercompany indebtedness among Company and its wholly owned subsidiaries; or (ii) issue (a) any shares of common stock, preferred stock or any option, warrant, or right to subscribe for, acquire or purchase shares of common stock or preferred stock, or (b) any securities that are convertible into or exchangeable for shares of common stock or any class or series of preferred stock, subject to certain exceptions set forth in the Note Purchase Agreement.

The Note Purchase Agreement also contains a most favored nation provision, which provides that, so long as either Note or either Note Warrant is outstanding, upon any issuance by the Company of any security with any economic term or condition more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to the Investor in the Transaction Documents (as defined in the Note Purchase Agreement), then the Company shall notify the Investor of such additional or more favorable term, which notice may be provided by means of a current report on Form 8-K or other filing with the SEC, and such term, at the Investor’s option, shall become a part of the Transaction Documents for the benefit of the Investor. The types of terms contained in another security that may be more favorable to the holder of such security include, but are not limited to, terms addressing conversion discounts, conversion lookback periods, interest rates, original issue discounts, floor prices, stock purchase prices, conversion prices, warrant coverage, warrant exercise prices, and anti-dilution/conversion and exercise price resets.

The issuance of the Notes, the Note Warrants and the Note Preferred Shares is being made in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing summary of the terms and conditions of the Note Purchase Agreement, the Notes, the Note Warrants, the Security Agreement and the IP Security Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of those documents attached as exhibits hereto, which are incorporated herein by reference.

Private Placement

On November 17, 2025, the Company entered another securities purchase agreement (the “Preferred Purchase Agreement”) with the Investor, pursuant to which the Company agreed to offer and sell to the Investor, in a private placement transaction (the “Preferred Offering”), (i) up to $40,000,000 (the “Commitment Amount”) in shares (the “Preferred Shares”) of newly designated series E convertible preferred stock of the Company (the “Series E Preferred Stock”) at a purchase price of $1,000 per Preferred Share; (ii) 50,000 shares of common stock as a commitment fee (the “Commitment Shares”); (iii) 475,000 shares of common stock (the “Pre-Delivery Shares”); and (iv) a warrant to purchase a number of shares of common stock equal to the Commitment Amount divided by the Nasdaq Price (the “Preferred Warrant”).

The Preferred Purchase Agreement provides for closings in multiple tranches. At the first closing, which occurred on November 17, 2025, the Company issued the Commitment Shares and the Pre-Delivery Shares to the Investor for a purchase price of $4,750.

At the second closing, the Company will issue 5,000 Preferred Shares and the Preferred Warrant to the Investor for a purchase price of $5,000,000, provided that the Company has agreed to pay $25,000 to the Investor at such second closing to cover the Investor’s fees. The second closing is subject to certain conditions, including that the Initial Listing Date has occurred and that the Initial Registration Statement (as defined below) has been declared effective by the SEC.

At any time and from time to time following the second closing and ending two (2) years thereafter, subject to the satisfaction of certain conditions set forth in the Preferred Purchase Agreement, which includes, among others, certain trading volume requirements, the Company may request that the Investor purchase additional Preferred Shares, at a purchase price of $1,000 per Preferred Share, in an amount of no more than the Maximum Purchase Amount and no less than $250,000 by providing a written notice of such request to the Investor. “Maximum Purchase Amount” means $40,000,000 less the total Stated Value (as defined below) of all outstanding Preferred Shares plus accrued but unpaid interest held by the Investor as of the applicable measurement date (the “Preferred Share Outstanding Balance”).

Upon issuance, the Preferred Warrant may be exercised at any time on or after the Initial Listing Date and until the last calendar day of the month in which the nine-month anniversary thereof occurs at an exercise price equal to the Nasdaq Price (subject to standard adjustments for stock splits, stock dividends, recapitalizations and similar transactions) and may be exercised on a cashless basis if the Initial Registration Statement (as defined below) is not declared effective by the SEC within six (6) months from the issuance date of the Preferred Warrant. Notwithstanding the foregoing, the Preferred Warrant also contains a beneficial ownership limitation which provides that the Company will not effect any exercise, and the Investor will not have the right to exercise, any portion of the Preferred Warrant to the extent that, after giving effect to the exercise, the Investor (together with the Investor’s affiliates) would beneficially own in excess of 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares upon such exercise.

The terms of the Preferred Shares will be governed by a certificate of designation to be filed by the Company with the Delaware Secretary of State prior to the second closing (the “Certificate of Designation”). The following is a summary of the terms of the Preferred Shares.

●	Number and Stated Value. Pursuant to the Certificate of Designation, the Company will designate 45,000 shares of its preferred stock as Series E Preferred Stock. Each share of Series E Preferred Stock shall have a stated value of $1,098.90 (the “Stated Value”); provided that upon the occurrence of an Event of Default (as defined in the Certificate of Designation), the Stated Value will automatically increase by ten percent (10%).

●	Ranking. The Series E Preferred Stock will rank senior to all classes of the Company’s capital stock, including the common stock, with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company. Without the prior express written consent of the holders of at least a majority of the outstanding shares of Series E Preferred Stock, voting separately as a single class, the Company shall not authorize or issue any additional or other shares of capital stock that is of senior or pari passu rank to the Series E Preferred Stock in respect of preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company.

●	Dividend Rights. Each share of Series E Preferred Stock shall accrue a rate of return on the Stated Value at a rate of 9% per annum (the “Preferred Return”); provided that following the occurrence of an Event of Default (as defined in the Certificate of Designation), the Preferred Return will increase to 15% per annum until such Event of Default has been cured. The Preferred Return shall accrue on each share of Series E Preferred Stock from its issuance date, shall compound daily and be payable on a quarterly basis within five (5) trading days following the end of each calendar quarter, either in cash or via the issuance to the applicable holder of an additional number of shares of Series E Preferred Stock equal to the Preferred Return then accrued and unpaid, divided by the Stated Value, with the election as to payment in cash or via the issuance of additional shares of Series E Preferred Stock to be determined in the discretion of the Company.

●	Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event (as defined in the Certificate of Designation), each share of Series E Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of junior securities, an amount per share of Series E Preferred Stock equal to the Stated Value at such time, plus any accrued and unpaid Preferred Return (the “Series E Preferred Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the Series E Preferred Liquidation Amount, the holders of the Series E Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

●	Voting Rights. The holders of the Series E Preferred Stock shall not have any voting rights and shall not vote on any matter submitted to the holders of common stock, or any class thereof, for a vote; provided that, the Company shall not amend or repeal the Certificate of Designation without the prior written consent of the holders of at least a majority of the outstanding shares of Series E Preferred Stock, voting separately as a single class, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

●	Conversion Rights. Each share of Series E Preferred Stock will be convertible at any time at the option of the holder into a number of shares of common stock determined by dividing the Stated Value of the shares being converted by a conversion price equal to the Nasdaq Price; provided that following the occurrence of a Trigger Event (as defined in the Certificate of Designation) or an Event of Default (as defined in the Certificate of Designation), such conversion price shall be equal to the lower of the Nasdaq Price and a price equal to 89% of the lowest daily volume weighted average price of the Company’s common stock on its principal market during the ten (10) trading day period prior to the conversion date, but in no event lower than a floor price of $1.00 prior to the Initial Listing Date and thereafter 20% of the “Minimum Price” as defined in Nasdaq Rule 5635 (subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or other similar events), calculated as of the most recent issuance date. Notwithstanding the foregoing, the Company will not effect any conversion, and a holder will not have the right to convert, shares of Series E Preferred Stock to the extent that, after giving effect to the conversion, the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon such conversion.

●	Redemption Rights. At any time after the date that is six (6) months from the applicable issuance date of the Series E Preferred Stock, the Company may elect, in the sole discretion of its board of directors, to redeem all or any portion of the Series E Preferred Stock then issued and outstanding from all of the holders by paying to the holders an amount in cash equal to the Series E Preferred Liquidation Amount then applicable to such shares of Series E Preferred Stock being redeemed multiplied by 120%. In addition, if an Event of Default (as defined in the Certificate of Designation) has occurred, the holders of at least a majority of the outstanding shares of Series E Preferred Stock may, by notice to the Company, force the Company to redeem all of the issued and outstanding shares of Series E Preferred Stock for a price equal to (i) the Stated Value of all such shares; plus (ii) any accrued and unpaid Preferred Return with respect to all such shares, provided that such Preferred Return shall be paid in cash in an amount equal to the number of shares otherwise issuable for the Preferred Return multiplied by the Stated Value; plus (iii) any and all other amounts due and payable to the holders pursuant to the Certificate of Designation.

The Certificate of Designation also includes customary covenants and events of default, including a covenant that the Company will not, without the prior written consent of the holders of at least a majority of the outstanding shares of Series E Preferred Stock: (i) issue, incur or guaranty any debt or additional Liabilities (as defined in the Certificate of Designation) other than (a) trade payables incurred in the ordinary course of business, (b) indebtedness or Liabilities incurred pursuant to equipment leases, purchase money financings, or capital leases entered into in the ordinary course of business, (c) indebtedness or Liabilities incurred in connection with bona fide commercial banking or credit card arrangements on customary terms, or (d) intercompany indebtedness among Company and its wholly owned subsidiaries; or (ii) issue (a) any shares of common stock, preferred stock or any option, warrant, or right to subscribe for, acquire or purchase shares of common stock or preferred stock, or (b) any securities that are convertible into or exchangeable for shares of common stock or any class or series of preferred stock, subject to certain exceptions set forth in the Certificate of Designation.

Notwithstanding anything to the contrary contained in the Preferred Purchase Agreement, the Certificate of Designation or the Preferred Warrant, the Preferred Purchase Agreement provides that the total cumulative number of shares of common stock issued to the Investor pursuant to conversion of the Preferred Shares and exercises of the Preferred Warrant, together with all other issuances under the transaction documents relating to the Preferred Offering, may not exceed the requirements of Nasdaq Rule 5635(d) (the “Exchange Cap”), except that such limitation will not apply following Stockholder Approval (as defined below) or if otherwise inapplicable. Within ninety (90) days of the second closing, the Company agreed to seek stockholder approval of the issuance of all securities under the Preferred Purchase Agreement, including all Preferred Shares that have been or may be issued covering the full Commitment Amount, the Commitment Shares, the Pre-Delivery Shares and all shares of common stock that may be issued upon conversion of the Preferred Shares and exercise of the Preferred Warrant in excess of the Exchange Cap (“Stockholder Approval”).

Pursuant to the Preferred Purchase Agreement, the Company agreed to file with the SEC within fifteen (15) days of the first closing, a registration statement on Form S-1 (the “Initial Registration Statement”) registering at least 5,050,000 shares of common stock for the resale of the Commitment Shares and the shares of common stock issuable upon exercise of the Preferred Warrant. In addition, within fifteen (15) days of the Initial Listing Date, the Company agreed to file another registration statement on Form S-1 (the “Subsequent Registration Statement”) registering at least 10,000,000 shares of common stock for the resale of the Pre-Delivery Shares, the shares of common stock issuable upon conversion of the Preferred Shares, and any other shares of common stock issuable pursuant to the Preferred Purchase Agreement. The Company agreed to use commercially reasonable efforts and take all necessary actions to cause the Subsequent Registration Statement to be declared effective by the SEC within ninety (90) days of the Initial Listing Date. If the Subsequent Registration Statement has not been declared effective by such date, then the Company agreed to pay a cash fee to the Investor equal to one percent (1%) of the Preferred Share Outstanding Balance on such ninetieth (90th) day and continue to pay in cash a fee equal to one percent (1%) of the Preferred Share Outstanding Balance for each thirty (30) days that the Subsequent Registration Statement is not declared effective until the date that is six (6) months from the Initial Listing Date.

Pursuant to the Preferred Purchase Agreement, the Company shall have the right, at any time after the earlier of: (i) the Investor owning 250 or fewer Preferred Shares and the unfunded Commitment Amount equaling zero, or (ii) the date that is three (3) years from the first closing (provided that the Company is not in default under the Certificate of Designation), to repurchase the Pre-Delivery Shares upon a written request delivered to the Investor at a purchase price of $0.01 for each such Pre-Delivery Share (as adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions).

Pursuant to the Preferred Purchase Agreement and subject to certain exceptions described therein, at any time during the period beginning on the Initial Listing Date and ending on the date that is one (1) year after the Initial Listing Date, the Investor shall have the right to participate at its discretion in any debt or equity financing in an amount of up to twenty percent (20%) of the amount sold.

The Preferred Purchase Agreement also includes other customary representations, warranties and covenants, including a most favored nation provision, which provides that, so long as the Investor owns any Preferred Shares or the Preferred Warrant, upon any issuance by the Company of any security with any term or condition more favorable to the holder of such security or with a term in favor of the holder of such security that was not similarly provided to the Investor in the Transaction Documents (as defined in the Preferred Purchase Agreement), then the Company shall notify the Investor of such additional or more favorable term, which notice may be provided by means of a current report on Form 8-K or other filing with the SEC, and such term, at the Investor’s option, shall become a part of the Transaction Documents for the benefit of the Investor. The types of terms contained in another security that may be more favorable to the holder of such security include, but are not limited to, terms addressing fixed purchase prices, conversion discounts, conversion lookback periods, interest rates/preferred return rates, dividend rights, original issue discounts, floor prices, conversion prices, anti-dilution protection and exercise prices. Notwithstanding the foregoing, this provision shall not apply to certain exempt issuances set forth in the Preferred Purchase Agreement or to the issuance of debt securities.

The issuance of the Preferred Shares, the Commitment Shares, the Pre-Delivery Shares and the Preferred Warrant is being made in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act.

The foregoing summary of the terms and conditions of the Preferred Purchase Agreement, the Certificate of Designation and the Preferred Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Preferred Purchase Agreement (and the forms of the Certificate of Designation and Preferred Warrant attached thereto) attached as an exhibit hereto, which are incorporated herein by reference.

Placement Agency Agreement

On November 18, 2025, the Company entered into a placement agency agreement (the “Placement Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Company engaged the Placement Agent to act as exclusive placement agent in connection with the Note Offering and the Preferred Offering (each, an “Offering”). As compensation for its services, the Company agreed to pay the Placement Agent a cash fee equal to six percent (6%) of the gross proceeds received by the Company at each closing of each Offering and a cash fee equal to four point five percent (4.5%) of the gross proceeds received by the Company from any exercise of the Note Warrants or the Preferred Warrant. In addition, the Company agreed to issue to the Placement Agent and/or its designees at each closing of each Offering warrants to purchase such number of shares of common stock that is equal to 5.0% of the aggregate number of shares of common stock issuable upon conversion of the Notes issued at each closing of the Note Offering and upon conversion of the Preferred Shares issued at each closing of the Preferred Offering, as the case may be (the “Placement Agent Warrants”). The Placement Agent Warrants shall be immediately exercisable, shall have an exercise price equal to 120% of the conversion price of the Notes or the Preferred Shares, as the case may be, shall have an expiration date of five (5) years from issuance and be in substantially the same form as the Note Warrants and the Preferred Warrant, as the case may be. The Company also agrees to reimburse the Placement Agent at each closing for all of its reasonable expenses, including, without limitation, fees and disbursements of its counsel, incurred by it in connection with the Offerings, up to an aggregate of $35,000.

The issuance of the Placement Agent Warrants is being made in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act.

The foregoing summary of the terms and conditions of the Placement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Placement Agreement attached as an exhibit hereto, which is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
3.1	Warrant to Purchase Shares of Common Stock issued by 20/20 Biolabs, Inc. to Streeterville Capital, LLC on November 17, 2025
6.1	Securities Purchase Agreement, dated November 17, 2025, between 20/20 Biolabs, Inc. and Streeterville Capital, LLC
6.2	Secured Convertible Promissory Note issued by 20/20 Biolabs, Inc. to Streeterville Capital, LLC on November 17, 2025
6.3	Security Agreement, dated November 17, 2025, between 20/20 Biolabs, Inc. and Streeterville Capital, LLC
6.4	Intellectual Property Security Agreement, dated November 17, 2025, between 20/20 Biolabs, Inc. and Streeterville Capital, LLC
6.5	Securities Purchase Agreement, dated November 17, 2025, between 20/20 Biolabs, Inc. and Streeterville Capital, LLC
6.6	Placement Agency Agreement, dated November 18, 2025, between 20/20 Biolabs, Inc. and Maxim Group LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025	20/20 BIOLABS, INC.

/s/ Jonathan Cohen
	Name:	Jonathan Cohen
	Title:	Chief Executive Officer

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